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Exhibit 99.2

DragonWave Inc.	For the three and nine months ended November 30 2012

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	Note	As at November 30, 2012	As at February 29, 2012
Assets
Current Assets
Cash and cash equivalents	4	36,444	52,798
Restricted cash	4	393	177
Trade receivables	5	31,805	9,850
Inventory	6	29,669	27,043
Other current assets	7	8,968	5,501
Contingent receivable	3	13,739	—
Deferred tax asset		241	69

		121,259	95,438
Long Term Assets
Property and equipment	8	8,734	5,184
Deferred tax asset		1,693	1,308
Deferred financing cost	11	298	—
Intangible assets	9	8,522	6,264
Goodwill	9	11,927	11,927

		31,174	24,683
Total Assets		152,433	120,121

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	49,213	12,720
Deferred revenue		973	723
Capital lease obligation	3	2,617	—
Contingent royalty	15	—	372
Contingent consideration		—	1,884

		52,803	15,699
Long Term Liabilities
Debt facility	11	15,000	—
Capital lease obligation	3	1,444	—
Other long term liabilities	12	659	1,063
Contingent royalty	15	—	1,292

		17,103	2,355
Commitments	15
Shareholders' equity
Capital stock	13	179,407	172,264
Contributed surplus	13	5,726	4,606
Deficit	13	(93,016)	(65,448)
Accumulated other comprehensive loss	13	(9,685)	(9,658)

Total Shareholders' equity		82,432	101,764
Non-controlling interests	3	95	303

Total Equity		82,527	102,067
Total Liabilities and Shareholders' equity		152,433	120,121

Shares issued & outstanding	13	38,041,010	35,586,206

/s/ CLAUDE HAW Director	/s/ TOM MANLEY Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts

		Three months ended		Nine months ended
	Note	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
REVENUE	18, 19	38,452	11,830	95,583	36,506
Cost of sales	6	31,314	6,992	77,569	21,249

Gross profit		7,138	4,838	18,014	15,257

EXPENSES
Research and development		9,769	5,380	26,307	17,751
Selling and marketing		3,935	3,793	11,950	11,722
General and administrative		6,218	4,985	20,001	12,665
Government assistance	15	—	(265)	—	(902)

		19,922	13,893	58,258	41,236

Income (loss) before other items		(12,784)	(9,055)	(40,244)	(25,979)
Amortization of intangible assets	9	(1,162)	(404)	(2,903)	(1,613)
Accretion expense		(16)	(60)	(68)	(612)
Restructuring expense	20	(839)	—	(1,637)	—
Interest income (expense)		(500)	143	(1,211)	354
Investment gain		—	1	—	21
Impairment of intangible assets	9	(4,407)	—	(8,424)	(8,315)
Gain on change in estimate	3, 15	5,416	1,362	6,958	14,523
Gain on purchase of business		—	—	19,397	—
Foreign exchange gain (loss)		419	(202)	(122)	(118)

Income (loss) before income taxes		(13,873)	(8,215)	(28,254)	(21,739)
Income tax expense (recovery)		63	(157)	(509)	(1,458)

Net Income (loss)		(13,936)	(8,058)	(27,745)	(20,281)
Net Loss Attributable to Non-Controlling Interest		69	41	177	168

Net Income (loss) applicable to shareholders		(13,867)	(8,017)	(27,568)	(20,113)
Foreign currency translation differences for foreign operations		(8)	57	54	75

Comprehensive Income (Loss)		(13,928)	(8,115)	(27,799)	(20,356)
Comprehensive Income (Loss) applicable to Non-Controlling Interest		(4)	28	73	37

Comprehensive Income (Loss) applicable to shareholders		(13,871)	(7,989)	(27,495)	(20,076)
Income (loss) per share
Basic	14	(0.36)	(0.23)	(0.74)	(0.57)
Diluted	14	(0.36)	(0.23)	(0.74)	(0.57)
Weighted Average Shares Outstanding
Basic	14	38,033,222	35,542,247	37,313,926	35,486,924
Diluted	14	38,033,222	35,542,247	37,313,926	35,486,924

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

	Three months ended		Nine months ended
	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
Operating Activities
Net Income (Loss)	(13,936)	(8,058)	(27,745)	(20,281)
Items not affecting cash
Amortization of property and equipment	1,672	839	4,150	2,513
Amortization of intangible assets	1,162	404	2,903	1,613
Accretion expense	16	60	68	612
Royalty amortization	—	(21)	(151)	(423)
Interest expense	210	—	421	—
Rental expense	957	—	1,914	—
Impairment of intangible assets	4,407	—	8,424	8,315
Gain on change in estimate of contingent liabilities	(5,416)	(1,362)	(6,958)	(14,523)
Stock-based compensation	404	475	1,196	1,549
Gain on purchase of business	—	—	(19,397)	—
Unrealized foreign exchange loss	(670)	56	(21)	130
Future income tax recovery	—	(157)	(572)	(1,458)
Inventory impairment	18	29	2,691	190

	(11,176)	(7,735)	(33,077)	(21,763)
Changes in non-cash working capital items	5,012	(3,220)	19,081	(6,551)

	(6,164)	(10,955)	(13,996)	(28,314)

Investing Activities
Acquisition of property and equipment	(462)	(274)	(1,585)	(943)
Acquisition of intangible assets	(411)	(91)	(1,040)	(494)
Acquisition of business	—	—	(12,730)	—
Purchase of short term investments	—	—	—	(22,432)
Maturity of short term investments	—	7,071	—	31,490

	(873)	6,706	(15,355)	7,621

Financing Activities
Initial formation contribution by non-controlling interest in DW-HFCL	—	—	—	555
Capital lease obligation	(809)	—	(809)	—
Debt facility	—	—	15,000	—
Deferred financing cost	—	—	(1,192)	—
Issuance of common shares net of issuance costs	26	106	129	450

	(783)	106	13,128	1,005

Effect of foreign exchange on cash and cash equivalents	678	(112)	(131)	(204)
Net increase (decrease) in cash and cash equivalents	(7,142)	(4,255)	(16,354)	(19,892)
Cash and cash equivalents at beginning of period	43,586	62,182	52,798	77,819
Cash and cash equivalents at end of period	36,444	57,927	36,444	57,927

Cash paid during the period for interest	579	—	592	—

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Expressed in US $000's except common share amounts

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Shareholder's Equity
Balance at February 28, 2011	35,421,893	$171,570	$2,642	$(31,967)	$(9,618)	$0	$132,627

Stock-based compensation	—	—	$480	—	—	—	$480
Exercise of stock options	40,346	$190	$(69)	—	—	—	$121
Other	9,438	$72	$(3)	—	—	—	$69
Other comprehensive loss	—	—	—	—	$(3)	$(2)	$(5)
Initial formation contribution by non-controlling interest in DW-HFCL	—	—	—	—	—	$555	$555
Net Loss	—	—	—	$(9,890)	—	$(54)	$(9,944)

Balance at May 31, 2011	35,471,677	$171,832	$3,050	$(41,857)	$(9,621)	$499	$123,903

Stock-based compensation	—	—	$569	—	—	—	$569
Exercise of stock options	47,736	$149	$(28)	—	—	—	$121
Other	11,344	$56	$2	—	—	—	$58
Other comprehensive loss	—	—	—	—	$(7)	$(6)	$(13)
Net Loss	—	—	—	$(2,206)	—	$(73)	$(2,279)

Balance at August 31, 2011	35,530,757	$172,037	$3,593	$(44,063)	$(9,628)	$420	$122,359

Stock-based compensation	—	—	$462	—	—	—	$462
Exercise of stock options	20,444	$90	$(34)	—	—	—	$56
Stock option benefit	—	—	$189	—	—	—	$189
Other	16,695	$62	$1	—	—	—	$63
Other comprehensive loss	—	—	—	—	$(29)	$(28)	$(57)
Net Loss	—	—	—	$(8,017)	—	$(41)	$(8,058)

Balance at November 30, 2011	35,567,896	$172,189	$4,211	$(52,080)	$(9,657)	$351	$115,014

Stock-based compensation	—	—	$403	—	—	—	$403
Exercise of stock options	5,414	$23	$(10)	—	—	—	$13
Stock option benefit	—	—	—	—	—	—	—
Other	12,896	$52	$2	—	—	—	$54
Other comprehensive loss	—	—	—	—	$(1)	$(1)	$(2)
Net Loss	—	—	—	$(13,368)	—	$(47)	$(13,415)

Balance at February 29, 2012	35,586,206	$172,264	$4,606	$(65,448)	$(9,658)	$303	$102,067

Stock-based compensation	—	—	$392	—	—	—	$392
Settlement of contingent consideration	400,983	$1,758	—	—	—	—	$1,758
Other	13,878	$54	$1	—	—	—	$55
Other comprehensive loss	—	—	—	—	$(34)	$(34)	$(68)
Net Loss	—	—	—	$(12,579)	—	$(58)	$(12,637)

Balance at May 31, 2012	36,001,067	$174,076	$4,999	$(78,027)	$(9,692)	$211	$91,567

Stock-based compensation	—	—	$378	—	—	—	$378
Exercise of stock options	16,444	$91	$(52)	—	—	—	$39
Issued in connection with business acquisition	2,000,978	$5,180	—	—	—	—	$5,180
Other	6,816	$26	$5	—	—	—	$31
Other comprehensive gain (loss)	—	—	—	—	$3	$3	$6
Net Loss	—	—	—	$(1,122)	—	$(50)	$(1,172)

Balance at August 31, 2012	38,025,305	$179,373	$5,330	$(79,149)	$(9,689)	$164	$96,029

Stock-based compensation	—	—	$398	—	—	—	$398
Exercise of stock options	6,889	$14	$(5)	—	—	—	$9
Other	8,816	$20	$3	—	—	—	$23
Other comprehensive gain (loss)	—	—	—	—	$4		$4
Net Loss	—	—	—	$(13,867)	—	$(69)	$(13,936)

Balance at November 30, 2012	38,041,010	$179,407	$5,726	$(93,016)	$(9,685)	$95	$82,527

See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is in the business of developing next-generation broadband wireless backhaul and pseudowire equipment.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE Limited, incorporated in Singapore, DragonWave Ltd., incorporated in Israel, DragonWave S.r.l, incorporated in Italy, DragonWave S.a r.l., incorporated in Luxembourg, DragonWave Comercio de Equipamentos De Telecomunicacao Ltda., incorporated in Brazil, DragonWave Mexico S.A. de C.V., incorporated in Mexico, DragonWave Telecommunications Technology (Shanghai) Co., Ltd., incorporated in China, Axerra GMBH, incorporated in Germany, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and its majority owned subsidiary, DragonWave HFCL India Private Limited. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position as at November 30, 2012 and November 30, 2011 and the results of operations, cash flows and changes in equity for the three and nine months ended November 30, 2012 and November 30, 2011.

2. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Presentation of comprehensive income

        The Company adopted Accounting Standard Update ["ASU"] 2011-05, which revised the manner in which entities present comprehensive income in their financial statements. The new guidance removed the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income.

Fair value measurements

        The Company adopted ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", which amended Accounting Standards Codification 820, Fair Value Measurements. ASU 2011-04 eliminates certain differences that existed between U.S. and international fair value accounting concepts, and also clarifies existing guidance under GAAP. Additionally, among other disclosures, this ASU requires certain new quantitative and qualitative disclosures regarding unobservable fair value measurements. The adoption did not have an impact on our consolidated financial statements.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

FUTURE ACCOUNTING CHANGES

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. Generally Accepted Accounting Principles more comparable to those prepared under International Financial Reporting Standards. We are evaluating the impact of ASU 2011-11 on our Consolidated Financial Statements.

3. MERGERS, ACQUISITIONS AND OTHER RELATED ACTIVITIES

DragonWave HFCL India Private Limited

        On March 10, 2011, DragonWave and Himachal Futuristic Communications Ltd. (HFCL) finalized the incorporation of DragonWave HFCL India Private Limited [DW-HFCL]. DragonWave invested $560 in return for 50.1% ownership of the newly formed company. The results of the subsidiary have been consolidated in the financial statements of the Company as of March 10, 2011. The Company is consolidating the results of DW-HFCL because they have majority control and hold substantive participating rights in the operations of DW-HFCL.

        Non-controlling interest consists of the minority owned portion of DragonWave HFCL India Private Limited.

Acquisition of Nokia Siemens Networks' Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of Nokia Siemens Networks' microwave transport business, including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à r.l and Nokia Siemens Networks dated May 3, 2012.

        Nokia Siemens Networks retains responsibility for its existing solution sales and associated services for microwave transport, while the Company is responsible for the microwave transport product line, including R&D, product management and operations functions. Nokia Siemens Networks will continue to provide R&D and other support to the business through a services arrangement.

        As part of the acquisition, the Company is now the preferred strategic supplier of packet microwave and related products to Nokia Siemens Networks and the two companies will jointly coordinate technology development activities. Under the terms of the agreement, the Company will continue the support and development of the acquired products, which will be sold via Nokia Siemens Networks through its existing channels as part of its end-to-end mobile broadband solution set and directly through the Company's existing channels.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. MERGERS, ACQUISITIONS AND OTHER RELATED ACTIVITIES (Continued)

        Consideration paid on closing by DragonWave S.à r.l, a wholly owned subsidiary of the Company, was $12,730 in cash and 2,000,978 common shares with market value of $5,279. The cash payment was made in Euros.

        The fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Tangible Assets
Cash	—
Accounts receivable	—
Inventory	11,378
Lease holiday	2,093
Other current assets	2,564
Capital assets	6,115

Tangible Assets Acquired	22,150
Tangible Liabilities
Accounts payable	—
Accrued liabilities	2,484
Capital lease obligation	4,162

Tangible Liabilities Acquired	6,646

Fair Value of Net Tangible Assets	15,504
Intangible Assets
Customer relationships	1,745
Developed technology	10,800

Intangible Assets Acquired	12,545
Goodwill	—
Gain on purchase of business	(19,397)

Purchase Price	8,652
Purchase Price
Cash	12,730
Common shares of DragonWave	5,279
Other consideration	1,205
Contingent receivable	(10,562)

8,652

        The Purchase Price consists of the following components: a) cash delivered on closing; b) 2,000,978 common shares delivered on closing with a fair value of $5,279 which reflects that Nokia Siemens Networks is subject to a lock-up provision restricting sale or disposition of the shares, subject to customary exceptions; c) other consideration deferred for specific tangible assets; d) a contingent receivable based on business performance in the twelve months following closing.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. MERGERS, ACQUISITIONS AND OTHER RELATED ACTIVITIES (Continued)

        The Company allocated $12,545 to intangible assets, including customer relationships and developed technology based on their fair values at the date of purchase. These intangible assets are being amortized over their estimated useful lives of three, and six years, respectively. The useful lives of the intangible assets were determined as the period of time over which the assets are anticipated to contribute to the Company's future cash flows. None of the intangible assets are deductible for tax purposes.

        The company recognized a one-time gain in the nine months ended November 30, 2012 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

        The primary reason for the acquisition, relates to the strategic position with Nokia Siemens Networks which positions DragonWave for future growth as well as the acquisition of a technology suite backed by service and support, and further bolsters the Company's ability to participate in the growth in LTE networks worldwide. Management believes that the Company recognized a gain on the purchase of a business as a result of: a) its existing relationship with Nokia Siemens Networks which positioned the Company more strategically to the seller than other potential acquirers; b) access to the liquidity necessary to complete the acquisition; and c) the prevailing economic and market environment.

        The Amended and Restated Master Acquisition Agreement entered into on May 3, 2012 included an arrangement with NSN for additional consideration that is contingent on actual sales of products achieved in the first eighteen months subsequent to the acquisition date. The fair value represents the discounted, most probable net amount to be received by the Company. During the three and nine month periods ended November 30, 2012 the Company has increased the contingent receivable balance, based on a change in fair value, and recognized a gain of $5,416 in the consolidated statement of operations and comprehensive income (loss) as a result of business performance subsequent to the acquisition date. Due to payments received, foreign exchange translation and accretion of the relative discounts, which represents a net decrease of $2,240, the contingent receivable balance being carried on the balance sheet as at November 30, 2012 is $13,739. This amount represents the maximum amount receivable under this agreement, and is collectible in the next 12 months.

4. CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH

        The Company considers all highly liquid investment with an original maturity of three months or less to be cash equivalents.

	November 30, 2012	February 29, 2012
Cash	36,444	52,798
Cash equivalents	—	—

Total Cash and cash equivalents	36,444	52,798
Restricted cash	393	177

Total Cash and cash equivalents, and Restricted cash	36,837	52,975

        The restricted cash is related to security for one of the Company's rental agreements, a standby letter of credit and a blocking certificate with regards to the incorporation of one of the Company's wholly owned subsidiary.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer.

	November 30, 2012	February 29, 2012
Trade Receivables (gross)	31,902	9,915
Allowance for doubtful accounts	(97)	(65)

Trade Receivables (net)	31,805	9,850

        As at November 30, 2012, two customers exceeded 10% of the total receivable balance. These customers represented 60% and 10% respectively of the trade receivables balance. [February 29, 2012—two customers represented 25% and 12% respectively of the trade receivables balance].

        Included in general and administrative expenses is a recovery of $155 and $82 related to bad debt expense for the three and nine months ended November 30, 2012 respectively [three and nine months ended November 30, 2011—expense of $20 and $169].

6. INVENTORY

        Inventory is comprised of the following:

	November 30, 2012	February 29, 2012
Raw Materials	9,190	8,313
Work in Progress	1,149	1,350
Finished Goods	16,694	15,067

Total Production Inventory	27,033	24,730
Inventory held for customer service/warranty	2,636	2,313

Total Inventory	29,669	27,043

        Cost of sales for the three and nine months ended November 30, 2012 was $31,314 and $77,569 respectively [three and nine months ended November 30, 2011—$6,992 and $21,249 respectively], which included $29,873 and $74,575 respectively [three and nine months ended November 30, 2011—$6,589 and $19,763 respectively] of costs associated with inventory. The remaining costs of $1,441 and $2,994 respectively [three and nine months ended November 30, 2011—$403 and $1,486 respectively] related principally to freight, warranty and other direct costs of sales.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

6. INVENTORY (Continued)

        For the three and nine months ended November 30, 2012, the Company recognized an impairment loss on inventory of $18 and $2,691 respectively [three and nine months ended November 30, 2011—$29 and $190 respectively].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	November 30, 2012	February 29, 2012
Deposits on inventory	4,916	2,896
Prepaid expenses	2,009	1,425
Lease holiday	179	—
VAT receivable (net)	964	474
Deferred financing costs	596	—
Receivable from the Office of the Chief Scientist	—	75
Income Tax Receivable	31	484
Other & miscellaneous receivables	273	147

Total other current assets	8,968	5,501

8. PROPERTY AND EQUIPMENT

	November 30, 2012			February 29, 2012
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test equipment	19,756	12,564	7,192	3,810
R&D equipment	2,524	2,357	167	378
Computer hardware	2,887	2,351	536	214
Production fixtures	1,285	1,024	261	278
Leasehold improvements	941	712	229	312
Furniture and fixtures	676	598	78	104
Communication equipment	282	227	55	53
Other	358	142	216	35

Total	28,709	19,975	8,734	5,184

        Amortization expenses relating to the above property and equipment of $1,384 and $3,231, $17 and $104, $271 and $815 was included in research and development ("R&D"), sales and marketing ("S&M") and general and administrative ("G&A") expenses respectively for the three and nine months ended November 30, 2012 [three and nine months ended November 30, 2011: R&D—$571 and $1,652; S&M—$35 and $122; G&A—$233 and $739]. Accumulated amortization was $15,825 as at February 29, 2012.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets are apportioned as follows:

	November 30, 2012				February 29, 2012
	Cost	Accumulated Amortization	Impairment	Net Book Value	Cost	Accumulated Amortization	Impairment	Net Book Value
Customer Relationships	10,002	1,080	8,745	177	8,257	318	5,938	2,001
Developed Technology	17,068	2,722	7,994	6,352	6,268	1,423	2,377	2,468
Infrastructure Systems Software	1,797	358	—	1,439	1,071	—	—	1,071
Computer Software	3,292	2,738	—	554	2,978	2,254	—	724

Total Intangible Assets	32,159	6,898	16,739	8,522	18,574	3,995	8,315	6,264

        For the three and nine months ended November 30, 2012, the Company recognized amortization of intangible assets of $1,162 and $2,903 respectively [for the three and nine months ended November 30, 2011—$404 and $1,613 respectively].

        During the three and nine months ended November 30, 2012, in light of actual business performance in the two quarters post the closing of the acquisition of Nokia Siemens Networks' microwave transport business, the Company performed analyses of its intangible assets in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected to result from the use or disposition of those assets. Based upon these analyses, the Company determined that the carrying value of its Customer Relationship and Developed Technology intangible assets were in excess of the relative estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, the Company wrote the asset down to its fair value and recorded a corresponding impairment charge. As a result, the Company has recorded impairment charges on intangible assets of $4,407 and $8,424 during the three and nine months ended November 30, 2012 [three and nine months ended November 30, 2011—nil and $8,315 respectively].

        During the three months ended November 30, 2012, the Company performed an assessment of the events and circumstances subsequent to the annual goodwill impairment test and determined that the two-step goodwill impairment test was not required to be performed.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts Payable and Accrued Liabilities are apportioned as follows:

	November 30, 2012	February 29, 2012
Trade payables	35,519	5,029
Accrued liabilities	10,734	3,168
Payroll related accruals	1,953	3,500
Warranty accrual	1,007	1,023

Total Accounts Payable and Accrued Liabilities	49,213	12,720

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability for the respective periods:

	Three months ended		Nine months ended
	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
Balance at the beginning of the period	1,113	2,219	1,441	2,892
Accruals	219	181	667	523
Utilization	(231)	(457)	(666)	(1,268)
Changes in estimates	39	(185)	(302)	(389)

Ending Balance	1,140	1,758	1,140	1,758

Short term Portion	1,007	1,055	1,007	1,055
Long term Portion	133	703	133	703

11. DEBT FACILITY

        The Company has established a long term credit facility with Comerica Bank and Export Development Canada. The asset based credit facility is for a total of $40,000, with an additional $20,000 in additional credit (for total maximum credit of $60,000) subject to ongoing compliance with borrowing covenants and short term assets on hand. As at November 30, 2012 the Company has drawn $15,000. The Company's current working capital position and position relative to the covenants supports access to credit of up to $20,000.

        The credit facility matures on May 31, 2014 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollar, Canadian dollar and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the two year term of the facility. During the three months ended November 30, 2012 the weighted average debt outstanding was $15,000, and the Company recognized $259 in interest expense related to the debt facility. During the nine months ended November 30, 2012 the weighted average debt outstanding was $16,387, and the Company recognized $829 in interest expense related to the debt facility.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	November 30, 2012	February 29, 2012
Warranty accrual	133	418
Deferred Revenue	526	645

Total Other Long Term Liabilities	659	1,063

13. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On March 13, 2012 the Company settled a portion of its contingent consideration, with regards to the purchase of Axerra Networks, with 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price.

        On June 1, 2012, as part of a business acquisition, the Company issued 2,000,978 common shares of DragonWave, valued at $3.21 CAD per common share based on a 5 day volume weighted average price.

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 3,804,101 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment. The maximum number of Common Shares issuable under the Stock Option Plan is 10% of the Common Shares issued and outstanding.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of stock option activity:

	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2012	2,396,079	$5.90

Granted	12,000	$3.93
Exercised	—	$—
Forfeited	(148,816)	$7.23

Options outstanding at May 31, 2012	2,259,263	$5.80

Granted	555,000	$2.94
Exercised	(16,444)	$2.43
Forfeited	(129,535)	$6.90

Options outstanding at August 31, 2012	2,668,284	$5.17

Granted	140,000	$2.26
Exercised	(6,889)	$1.34
Forfeited	(108,678)	$6.48

Options outstanding at November 30, 2012	2,692,717	$5.04

        The following are the weighted average values used in determining the fair value for the periods presented:

Three months ended November 30, 2012
Volatility	70%
Risk Free Rate	1.26%
Dividend Yield	Nil
Average Expected Life	4 yrs

        The 140,000 options granted during the three months ended November 30, 2012 and the 707,000 options granted during the nine months ended November 30, 2012 were determined to have a fair value of $171 and $1,067 respectively.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on November 30, 2012:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$1.34	$2.00	326,486	1.12	$1.35	312,391	$1.35
$2.01	$3.00	687,893	4.56	$2.80	6,393	$2.65
$3.01	$4.00	153,788	2.00	$3.45	101,767	$3.38
$4.01	$5.00	256,853	0.84	$4.46	256,853	$4.46
$5.01	$6.00	48,117	2.03	$5.68	33,976	$5.72
$6.01	$7.00	810,185	3.02	$6.47	391,296	$6.39
$7.01	$8.00	140,000	3.04	$7.82	67,421	$7.82
$8.01	$10.00	140,225	2.33	$9.34	91,409	$9.35
$10.01	$13.74	129,170	2.06	$12.40	92,457	$12.32

		2,692,717	2.74	$5.04	1,353,963	$5.28

        The Company has recognized $404 and $1,196 for the three and nine months ended November 30, 2012 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and nine months ended November 30, 2011—$475 and $1,549].

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the three months and nine months ended November 30, 2012 a total of 7,053 and 25,818 common shares were purchased by employees at fair market value, while the Company issued 1,763 and 6,447 common shares respectively as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three and nine months ended November 30, 2012 was $12 and $38 [three and nine months ended November 30, 2011—$14 and $30]. The fair value of the unearned ESPP shares as at November 30, 2012 was $30 [February 29, 2012—$48]. The number of shares held for release, and still restricted under the plan at November 30, 2012 was 9,028 [February 29, 2012—10,085].

Warrants

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrant expires 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in an issuance of 31,562 warrants. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. NET INCOME (LOSS) PER SHARE

        The following table illustrates the dilutive impact on net income (loss) per share including the effect of outstanding options and warrants:

	3 Months Ended, November 30		9 Months Ended, November 30
	2012	2011	2012	2011
Basic Net Income (Loss) per share
Net Income (Loss) applicable to shareholders	(13,867)	(8,017)	(27,568)	(20,113)
Weighted average number of shares outstanding	38,033,222	35,542,247	37,313,926	35,486,924

Net Income (Loss) per share	$(0.36)	$(0.23)	$(0.74)	$(0.57)

Diluted Net Income (Loss) per share
Net Income (Loss)	(13,867)	(8,017)	(27,568)	(20,113)
Weighted average number of shares outstanding	38,033,222	35,542,247	37,313,926	35,486,924
Dilutive effect of warrants	—	—	—	—
Dilutive effect of stock options	—	—	—	—

Adjusted weighted average number of shares outstanding	38,033,222	35,542,247	37,313,926	35,486,924

Net Income (Loss) per share	$(0.36)	$(0.23)	$(0.74)	$(0.57)

        As at November 30, 2012, 2,692,717 options and 31,562 warrants were excluded from the net income (loss) per share calculation as they were anti-dilutive.

15. COMMITMENTS

        Future minimum operating lease payments as at November 30, 2012 per fiscal year are as follows:

2013	$564
2014	$2,434
2015	$2,024
2016	$1,445
Thereafter	$1,030

$7,497

Royalty Commitments

        Under the research and development agreements of DragonWave Networks Ltd., a subsidiary of DragonWave, the Company received and accrued participation payments from the Office of the Chief Scientist ["OCS"] of the Ministry of Industry and Trade in Israel in the amount of nil in the three and nine months ended November 30, 2012 [three and nine months ended November 30, 2011—$265 and $902].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

15. COMMITMENTS (Continued)

DragonWave is required to pay royalties at the rate of 3%—3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

        During the nine months ended November 30, 2012 the Company adjusted the contingent royalty liability based on a change in estimate. A corresponding gain of $1,542 was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income (loss) in the nine months ended November 30, 2012 [nine months ended November 30, 2011—$1,850]. The Company has a maximum potential obligation of an additional $15,981.

16. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a former member of the Board of Directors. The real estate company ceased to be a related party on June 12, 2012. During the nine months ended November 30, 2012, the Company paid $1,353 (three and nine months ended November 30, 2011—$335 and $1,200), relating to the rent, operating costs, and leasehold improvements associated with this real estate. The value owing for net purchases at February 29, 2012 was $3.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

17. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	November 30, 2012	February 29, 2012
Held-for-trading(1)	37,039	52,975
Loans and receivables(2)	32,113	10,214
Other financial liabilities(3)	58,821	11,655

(1)
Includes cash, cash equivalents, restricted cash, and forward contracts

(2)
Includes trade receivables, contingent receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the consolidated balance sheet dates, there are no significant differences between the carrying values of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs with the exception of the

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

17. FINANCIAL INSTRUMENTS (Continued)

Company's contingent receivable which has been measured using a Level 3 input, a financial forecast developed using the Company's own data.

Interest rate risk

        Cash and cash equivalents and the Company's debt facility with fixed interest rates expose the Company to interest rate risk on these financial instruments. Interest expense of $500 and $1,211 was recognized during the three and nine months ended November 30, 2012 on the Company's cash, cash equivalents, and debt facility [three and nine months ended November 30, 2011—Income of $143 and $354].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, and restricted cash in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at November 30, 2012 the Company had no forward contracts in place. During the three and nine months ended November 30, 2012, the Company recorded approximately $498 and $765 of gains related to its foreign exchange forward contracts. Our foreign exchange forward contracts are over-the-counter instruments. There is an active market for this instrument and, therefore, it is classified as Level 1 in the fair value hierarchy. All foreign currency gains and losses related to forward contracts are included in Foreign exchange gain (loss) in the Consolidated Statements of Operations.

        As of November 30, 2012, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net income of $158 for the three and nine months ended November 30, 2012 [three and nine months ended November 30, 2011—$59], with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at November 30, 2012.

Liquidity risk

        A risk exists that the Company will not be able to meet its financial obligations as they become due. Based on the Company's recent performance, current revenue expectations and plans to reduce recurring expenses, management believes that liquidity risk is low.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

18. SEGMENTAL INFORMATION

        The Company operates in one reportable segment, broadband wireless backhaul equipment.

19. ECONOMIC DEPENDENCE

        The Company was dependent on one key customer with respect to revenue in the three and nine months ended November 30, 2012. This customer represented approximately 70% and 63% of sales for three and nine months ended November 30, 2012 [three months ended November 30, 2011—two customers representing 23% and 11% of sales; nine months ended November 30, 2011—two customers representing 18% and 12% respectively].

20. RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS

        During the three and nine month periods ending November 30, 2012, the Company implemented several structural adjustments to reflect the Company's global integration plan for the planned acquisition of Nokia Siemens Networks' microwave transport business. One of these changes aimed at reducing its operating expenses in order to better align it with its revenues.

        Restructuring charges of $839 and $1,637 respectively related to severance costs have been recognized in the three and nine month periods ended November 30, 2012. As at November 30, 2012 the Company has a liability for $250 related to restructuring activities and expects the cash disbursements related to these liabilities will take place during the three month period ending February 28, 2013.

21. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the presentation adopted in the current fiscal year.

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  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Expressed in US $000's except common share amounts
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts